RECEIVED
2005 AUG -3 A 11:
OFFICE OF INTE... CORPORATE FI...

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

05010175

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

22 July, 2005

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' interest in shares

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

C Marshall
Company Secretarial Assistant
Encs - 15 copies

AVS: 025587
RNS: 2281P.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,707,267 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
18 July 2005	0
19 July 2005	66,900
20 July 2005	29,211
21 July 2005	11,552
22 July 2005	105,297

The Company was advised of these transactions on 22 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
22 July 2005

AVS 705215
RNS 2225P

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

CORRECTION OF RNS ANNOUNCEMENT RELEASED AT 15.55 ON 26 APRIL, 2005

The announcement made on 26 April 2005 entitled, "Director Declaration" regarding interests of the company's newly appointed directors contained an error in that the following text was omitted;

from the disclosure regarding Mr D A Hathorn,

"Long Term Incentive Plan (Shares):

Interests in a maximum of 62,201 shares awarded 5 April 2005; Vesting from 2008 to 2009."

and from the disclosure regarding Mr S R Thompson,

"Long Term Incentive Plan (Shares):

Interests in a maximum of 71,531 shares awarded 5 April 2005; Vesting from 2008 to 2009."

N Jordan
Company Secretary
22 July 2005

AVS: 914831.
RNS: 94930

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,920,227 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
11 July 2005	9,000
12 July 2005	13,200
13 July 2005	0
14 July 2005	145,157
15 July 2005	13,200

The Company was advised of these transactions on 15 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
15 July 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

25 July, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- AA plc – Notice of Interim results
- De Beers – Interim results

Yours faithfully
For and on behalf of Anglo American plc

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 10 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

News Release

25 July 2005

Anglo American plc Interim Results

On Wednesday 3 August 2005 the Board of Anglo American plc (the "Company") will meet to consider the interim results of the Company for the six months ended 30 June 2005 and the declaration of an interim dividend. An announcement will be issued at the opening of business on Thursday 4 August 2005.

N Jordan
Company Secretary

K:\Min\Compsec\LSE\News Release re issue of interim results - AA plc 25.07.05.doc

ANGLO AMERICAN

News Release

25 July 2005

De Beers Sociètè Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2005 of US$336 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$270 million for the six months ended 30 June 2005 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the six months ended 30 June 2005	
US$ million	**Total**
• DBI headline earnings (100%)	336
• Adjustments [(1)]	5
• DBI headline earnings – AA plc basis (100%)	341
• AA plc's 45% ordinary share interest	153
• Income from preference shares	26
• Exchange gains related to preference shares	91
• AA plc headline earnings	270

[(1)] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

On 30 June 2005, Dbsa redeemed a second 25% of the preference shares originally in issue and on that date AA plc received US$175 million, representing 25% of its original US$701 million preference share interest.

In the six months ended 30 June 2005, AA plc received from DBI a US$90 million final dividend on ordinary shares relating to FY 2004, US$26 million dividends representing the second payment on preference shares for 2004, and US$9 million representing the first dividend for 2005 on the redeemed preference shares. A US$17 million first dividend for 2005 on the remaining preference shares and a US$68 million interim dividend on ordinary shares relating to FY 2005 are scheduled for payment on 1 August 2005.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 were received from DBI during the second half of 2004.

Reconciliation of headline earnings for the six months ended 30 June 2004	
US$ million	**Total**
• DBI headline earnings (100%)	424
• Adjustments [(1)]	(48)
• DBI headline earnings – AA plc basis (100%)	376
• AA plc's 48.65% ordinary share interest [(2)]	183
• Income from preference shares	35
• Exchange losses related to preference shares	(49)
• AA plc headline earnings	169

[(1)] Adjustments include the impact of IAS32 and IAS39 which applied to Dbsa in 2004, but have only been adopted by AA plc in 2005.

[(2)] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounted for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares. As previously announced, the Debswana interest in DBI was ceded to the Government of the Republic of Botswana as part of a renewal of De Beers' mining licences in Botswana, agreed on 20 December 2004. Accordingly, from this date AA plc no longer accounts for this additional 3.65% interest.

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme

(incorporated under the laws of Luxembourg)

Monday, 25 July 2005

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2005

DIRECTORS' COMMENT

Results

Own earnings at US$345 million were 8% lower than the equivalent period in 2004, and headline earnings were 21% lower at US$336 million. The decrease in own earnings was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations. Headline earnings were further impacted by the negative swing of US$46 million in the group's share of retained earnings of joint ventures. This was because of the release last year, as the diamond stockpile was being run down, of higher provisions for unearned profits in diamond stocks purchased from the group's joint venture partners.

Operating cash flow fell to US$158 million from US$871 million in the first half of 2004 when there was a draw down of stocks of nearly US$500 million. In addition there was a substantial increase in other working capital in 2005.

In line with the lower earnings and cashflow, the Board has declared a reduced interim dividend of US$150 million (2004: US$250 million) payable on 1st August 2005.

Production

Group production for the period was 23.7 million carats, an increase of 23% over the same period in 2004. As a result of the increased production, stock levels have risen by about $400 million compared with June 2004.

Sales and marketing

Despite mixed economic data it is estimated that the demand for diamond jewellery in the United States is up by 6% in the first half over the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be higher by 5% than the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year due to the level and quality of diamond marketing activity as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by the DTC, the marketing arm of De Beers, for the first six months totalled US$ 3.2 billion, 8% higher than the equivalent period in 2004. The DTC raised its rough diamond prices on two occasions.

Projects

De Beers recently announced the approval of C$636 million for the Snap Lake project in Canada with construction scheduled to commence in 2006. Further expansion projects in Canada and Southern Africa are under evaluation.

Agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

Regulatory

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and Alrosa in relation to the Alrosa Trade Agreement and allowed a 30 day period for public comment. The Commission is now considering any third party comments received.

Outlook

The market for rough diamonds remains firm and we expect that, unlike in previous years, sales in the second half of 2005 will at least match those of the first half and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement

for the half-year ended 30 June 2005

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2005	6 Months to 30 June 2004	12 Months to 31 December 2004
Diamond sales			
-DTC	**3 220**	2 983	5 695
-Other	**265**	259	512
Joint venture and other income	**421**	373	836
	3 906	3 615	7 043
Deduct:			
Cost of sales	**2 810**	2 507	4 825
Depreciation and amortisation (Note 1)	**104**	88	201
Sorting and marketing	**199**	230	543
Exploration, research and development (Note 2)	**106**	99	239
Corporate expenses	**43**	34	80
Net diamond account	**644**	657	1 155
Deduct:			
Net finance charges (Note 3)	**56**	55	83
Costs related to reorganisation and restructuring	**12**	17	39
Income before taxation	**576**	585	1 033
Taxation	**228**	203	386
Income after taxation	**348**	382	647
Attributable to outside shareholders in subsidiaries	**3**	9	26
Own earnings	**345**	373	621
Share of retained income of joint ventures	**(6)**	40	21
Total earnings	**339**	413	642
Amortisation of goodwill (Note 1)		72	144
Net earnings	**339**	341	498

Headline earnings reconciliation			
Net earnings	**339**	341	498
Adjusted for :			
Amortisation of goodwill (Note 1)		72	144
Amortisation of intangible fixed assets		15	31
After tax surplus on realisation of fixed assets less provisions	**(3)**	(4)	(21)
Headline earnings	**336**	424	652
Cash available from operating activities	**158**	871	985
Dividends in respect of:			
2003 – Final		150	150
2004 – Interim			250
2004 – Final	**200**		
2005 – Interim	**150**		

De Beers Société Anonyme

Consolidated Balance Sheet
30 June 2005

(Abridged)

	US Dollar millions		
	30 June 2005	30 June 2004	31 December 2004
Ordinary shareholders' interests	**3 663**	3 663	3 801
Outside shareholders' interests	**130**	124	132
Total shareholders' interests	**3 793**	3 787	3 933
Net interest bearing debt (Notes 3 &4)	**1 842**	1 169	1 588
Other liabilities	**1 490**	1 489	1 776
	7 125	6 445	7 297
Fixed assets	**5 196**	5 001	5 360
Investments and loans	**76**	87	81
Diamond stocks and other assets	**1 853**	1 357	1 856
	7 125	6 445	7 297
Exchange rates US$ = Rand			
- average	**6.17**	6.58	6.43
- period end	**6.87**	6.62	5.74

Notes and Comments

1. In terms of International Financial Reporting Standard 3 (Business Combinations), with effect from 1 January 2005 it is no longer permissible to amortise goodwill arising on consolidation. The standard does not require the restatement of prior periods, which include amortisation of goodwill amounting to US$72 million and US$144 million for June and December 2004 respectively.

2. The costs of feasibility studies to prove the viability of mineral resources, previously included in cost of sales, have now been included with exploration, research and development. Prior periods have been restated accordingly.

3. Preference share capital is included in net interest bearing debt. Preference dividends, amounting to US$32 million (2004 : US$43 million and US$75 million for June and December respectively) are included in finance charges in the respective income statements.

   On 30 June 2005, the Company took advantage, for the second time, of an early redemption clause attaching to its 10 per cent preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25 per cent of the total originally in issue.

4. The US$2.5 billion revolving credit facility was replaced on 31 March with a US$3 billion multicurrency revolving facility, on more favourable terms, split into two equal tranches with tenors of five and seven years.

   Cash has been offset against interest bearing debt.

Contacts:
De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .